Exhibit (d)(4)

Execution Version

PROJECT LEXINGTON

SUMMARY OF EMPLOYMENT AND EQUITY TERMS

MATTHEW C. DIAMOND (PRESIDENT & CEO)

GENERAL TERMS

Term	• Three years (the “Initial Term”). • Automatic one year renewals unless one party gives the other 90 days notice of non-renewal.

Title and Duties

President and CEO.

Senior-most officer of Alloy, Inc. (the “Company”), reporting solely to the Board of Directors (the “Board”) of the Company or, in the event the Board creates the position of executive chair and such position is held by Strauss Zelnick or Geraldine Laybourne (in either case, the “Executive Chair”), to the Executive Chair.

Responsibilities, duties and authorities commensurate with position of presidents and CEOs customarily exercised by a person holding such position in a company of the size and nature of the Company.

Member of the Board of the Company.[1]

Base Salary	$600,000 subject to annual review by the Board for potential increases (but not decreases).

[1]

If ZM not investing directly in the Company, “Board” will be the board of directors of the top-level holding company through which ZM invests, management’s equity will be in such holding company and such holding company will guarantee obligations of the Company under the employment agreement.

Bonus Opportunity

Target: $350,000 as long as Budget (EBITDA less capital expenditures) is at least $7.5 million. Otherwise ZM and Executive will set a lower target in good faith, but not lower than $125,000. 50% of target bonus for achieving 90% of Budget; 100% of target bonus for achieving 100% of Budget (pro rata sliding scale in between 90% and 100%); additional bonus of 4% of incremental EBITDA less capital expenditures over Budget with a maximum amount of $500,000 for such additional bonus.

Notwithstanding the foregoing, Executive’s 2010 bonus will be calculated and paid in accordance with the Company’s bonus plan currently applicable to Executive and with the Company’s past practices with respect to Executive. Pursuant to such 2010 plan, Executive is eligible to receive between 75% and 150% of his base salary for 2010 (at the rate in effect prior to the commencement of the Initial Term, i.e., $450,000, which is hereafter referred to as the “Old Base Salary”) as a bonus, with the bonus paid being equal to the midpoint of such bonus range (i.e., 112.5% of the Old Base Salary) if actual performance is equal to the average of 2009 EBITDA and 2010 Board budget, in each case, after Frontline adjustment (with such average, which is hereafter referred to as the “Average Adjusted EBITDA” being equal to the amount set forth on Schedule A hereto). The actual bonus payable to Executive will increase (up to a maximum of 150% of the Old Base Salary) or decrease (down to a minimum of 75% of the Old Base Salary, below which no bonus will be paid) from the midpoint, in each case proportionally based on actual performance above or below Average Adjusted EBITDA. For purposes of determining the level of achievement of the applicable performance goals, EBITDA will be calculated on a consistent basis with the 2010 Board budget and such calculation will exclude any impact upon EBITDA resulting from the consummation of the transactions contemplated by the Agreement and Plan of Merger by and among the Company, Alloy Media Holdings, L.L.C. and Lexington Merger Sub Inc.

M&A Bonus

Bonus of between $250,000 to $1 million for sales of non-core assets (which sales occur after the closing of ZM’s acquisition of the Company) for realized after-tax cash proceeds to Company of between $12.6 million and $46.3 million (bonus amount for performance between such amounts determined by linear interpolation); subject to Executive’s continued employment at such time; provided, that the bonus shall also be payable if Executive is terminated without Cause or quits for Good Reason prior to the third anniversary of the closing of ZM’s investment in the Company.

Subject to IRC Section 409A, such bonus may accrue if (i) the Company is in default under its credit agreement or (ii) the payment of such bonus would cause or would be reasonably expected to cause (A) the Company to be in default under its credit agreement, or (B) a liquidity issue for the Company, and will become payable at such time as the Board determines in good faith that such circumstance no longer exists. The bonus will accrue with interest compounded annually at the prime rate reported by the Wall Street Journal.

Exit Bonus	$1 million profits interest award that will vest if ZM achieves 2.5x cash on cash return on ZM’s cash investment (calculated after giving effect to such distribution) and structured as “profits interest” for partnership purposes, which is granted at closing of ZM’s acquisition, subject to Executive’s continued employment at such time or if Executive is terminated without Cause or quits for Good Reason within 18 months prior to the date of such achievement.

EQUITY COMPENSATION

Equity Grants

•       Grant 11% of the fully diluted equity of the Company as options, profits interests or equivalent equity instruments (the “Company Equity”) as determined by the Board or the Compensation Committee of the Board (to the extent such committee is formed), with recommendations from Executive and James Johnson for amount of equity to be granted to each other member of the management team. The Company Equity will have an exercise price or threshold equity value equal to fair market value on the date of grant and with such other terms to be determined in accordance with this term sheet. Company Equity arrangement will provide for customary adjustments in the event of capital changes of the Company and its affiliates.

Executive’s Allocation:

•       Grant 3.5% of the equity to Executive as Company Equity; 50% will be time-based vesting and 50% will be performance-based vesting.

Vesting[2]

Time-based Company Equity:

•       3 years (1/3 on each anniversary of the grant date).

•       Fully vest upon a change of control.

Performance-based Company Equity:

•       If change of control occurs before the third anniversary of the closing, the Company Equity will vest upon achievement of a 25% IRR on ZM’s cash investment; if change of control occurs after the third anniversary, the Company Equity vests upon achievement of a 2.0x cash on cash return on ZM’s cash investment (all calculated after giving effect to the vesting) (the “Performance Goal”).

Vesting (Termination w/o Cause or quit for Good Reason)

Time-based Company Equity:

•       Fully vest upon termination without Cause or Executive quits for Good Reason

Performance-based Company Equity:

•       Will vest after Executive’s termination without Cause or Executive quits for Good Reason only if the Performance Goal is achieved.

Life of Company Equity (if options)	• 10 years.

Exercisable after Termination (if options)

Vested Company Equity shall (to the extent applicable):

•       remain exercisable for 12 months following termination for death or disability;

•       not remain exercisable following termination for Cause; or

•       remain exercisable for 3 months following termination for any other reason.

[2]	If equity is structured as options, Executive will have the ability to net exercise options.

Additional Equity

$3 million additional pool of equity for key employees once ZM achieves a 5x cash on cash return on its cash investment, subject to the key employee’s continued employment with the Company at such time or if the key employee is terminated without cause (or, if applicable, quits for good reason) within the 6 month period prior to the date of such achievement.

Executive and James Johnson may recommend employee allocations to the Board, which may include allocations to Executive and Mr. Johnson, to be determined by the Board or the Compensation Committee (to the extent such committee is formed) at such time.

Rollover	Executive will exchange at least 470,007 shares of common stock of the Company held by Executive immediately prior to the transaction (the “Rollover Equity”), into fully vested and nonforfeitable equity of the Company on the same basis and on the same terms and conditions as ZM subject to the Management Stockholders Agreement described below. Such investment will be structured as a tax-free rollover to the extent possible.[3]

Management Stockholders Agreement	All Company Equity and Rollover Equity issued to or held by Executive, including, if applicable, any shares held following the exercise of any option (the “Management Shares”) will be subject to a Management Stockholders Agreement, which will provide for call rights, tag-along rights, drag-along rights, pre-emptive rights (on Rollover Equity only) and customary registration rights and restrictions on affiliate transactions (it being understood that (i) the Management Stockholders Agreement shall permit the Executive to transfer Company Equity and Rollover Equity for estate planning purposes and (ii) subject to customary exceptions, no other investor in the Company shall be entitled to greater minority shareholder protections (e.g., tag-along rights, registration rights) than the protections provided to the Executive in the Management Stockholders Agreement.

SEVERANCE BENEFITS

Severance for termination without Cause or by Executive with Good Reason

•       Severance equal to (i) 100% of base salary paid over the 12 month period following the date of termination, plus (ii) the bonus paid to Executive for the year prior to the year of termination (the “Severance Payments”);

•       Accrued Rights[4];

•       Company-paid health care coverage for 12 months; and

•       No duty to mitigate; no offset.

If there is a change of control of the Company such that the Performance Goal for the performance-based Company Equity is achieved and all Company Equity fully vests, then only the Accrued Rights will be payable upon a termination without Cause or for Good Reason following such change in control.

[3]	Executive should review rollover structure with his own tax advisor to understand the tax consequences of such rollover.
[4]

“Accrued Rights” means the portion of base salary as accrued prior to the date of termination and that has not yet been paid, any bonus or incentive compensation for any completed performance period that has been earned but has not yet been paid, an amount equal to the value of accrued, but unused and unpaid time off (calculated at the base salary amount), accrued benefits under any Company employee benefits plan and the amount of any expenses properly incurred by executive on behalf of the Company prior to the termination date and not yet reimbursed.

Definition of “Good Reason”

“Good Reason” means the occurrence of any of the following, without Executive’s prior written consent:

(i) the Company’s failure to employ Executive in his current position or a substantially similar position, without regard to title, such that his duties and responsibilities are materially diminished without his consent; provided, that his duties, authority or responsibilities shall not be deemed to have been reduced solely as a result of the sale, closure or spin-off by the Company of one or more of its operating divisions or lines of business;

(ii) a material diminution in Executive’s authority, duties or responsibilities either directly or indirectly by requiring him to report to anyone other than the Board or the Executive Chair of the Board, as applicable;

(iii) a material reduction in Executive’s base salary without his consent;

(iv) Executive being required to relocate to a principal place of employment more than 50 miles from his principal place of employment with the Company in New York, New York; or

(v) any action or inaction by the Company that constitutes a material breach of his employment agreement.

Executive is required to provide notice of any such condition to the Board within 15 days of the initial occurrence of the condition, and the Company will then have 30 days to cure. Executive’s termination for Good Reason must occur within 180 days following the initial existence of one or more of the conditions set forth above.

Definition of “Cause”

“Cause” means:

(i) Executive’s indictment for a felony, either in connection with the performance of his duties or which otherwise adversely affects the business activities, reputation, goodwill or image of the Company;

(ii) willful gross neglect or willful malfeasance by Executive in the performance of his duties under the employment agreement;

(iii) willful failure to substantially perform assigned duties other than due to disability;

(iv) Executive’s breach in any material respect of his employment agreement or any applicable non-competition and confidentiality agreement, which breach is not cured within any applicable cure period; or

(v) Executive repeatedly (i.e. on more than one occasion) being under the influence of drugs or alcohol (other than over-the-counter or prescription medicine or other medically-related drugs to the extent they are taken in accordance with their directions or under the supervision of a physician) during the performance of Executive’s duties to the Company or any of its subsidiaries, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of Executive’s duties to the Company.

Notwithstanding any other provision to the contrary, if Executive’s employment is terminated for Cause due to indictment for a felony but thereafter said indictment is dismissed or Executive is acquitted by a court of law, then promptly following such acquittal or dismissal, Executive shall be entitled to receive all of the payments and benefits Executive is entitled to receive hereunder upon a termination by the Company without Cause, other than the Severance Payments.

For purposes of determining whether any conduct constitutes willful gross neglect or willful malfeasance, no act on Executive’s part shall be considered “willful” unless it is done by Executive in bad faith and without reasonable belief that Executive’s action was in the best interests of the Company. Notwithstanding the foregoing, the Company may not terminate Executive’s employment for Cause unless a determination that Cause exists is made and approved by a majority of the members of the Board other than Executive.

Release of Claims; Compliance with Restrictive Covenants	Executive’s entitlement to severance (excluding Accrued Rights) is conditioned upon (i) the execution (and non-revocation) of a release of claims in favor of the Company (in a form attached to the employment agreement) within 45 days following the date of termination, and (ii) Executive’s continued compliance with the restrictive covenants. No severance payments will commence until at least the 46th day following termination.

280G Provision

In the event that severance and other payments and benefits provided to Executive constitute “parachute payments” within the meaning of IRC Section 280G of the tax code and would be subject to the excise tax imposed by the tax code, then such benefits will either be delivered in full or reduced to the amount that would not trigger the excise tax, whichever results in Executive receiving the greatest amount of benefits on an after-tax basis.

In addition, subject to Executive’s cooperation, the Company shall use commercially reasonable efforts to seek equity holder approval that satisfies the requirements of IRC Section 280G(b)(5)(B) of the severance and other benefits that would, but for such approval, be treated as “parachute payments” such that, to the extent such amounts are approved by the equity holders of the Company, Executive would not be subject to the excise tax.

TERMINATION BY REASON OF DEATH OR DISABILITY
Benefits	• Accrued Rights plus an amount equal to the pro-rata bonus for the year in which such termination occurs.

TERMINATION FOR CAUSE OR RESIGNATION WITHOUT GOOD REASON
Benefits	• Accrued Rights.

OTHER BENEFITS[5]
Vacation	Executive will be entitled to paid time off in accordance with the Company’s policies for its senior executives as in effect from time to time, but not less than 28 days paid time off in each fiscal year. Accrued unused vacation may be carried over from year to year, but will be deemed forfeited if not used within the first fiscal quarter of the succeeding year.

Attorney’s Fees	The Company shall reimburse to Executive, or pay directly, upon submission to the Company of a statement for services providing a general description of services (which may be redacted to preserve attorney-client privilege) and a breakdown of hours and fees by lawyer, the amount payable by Executive to an attorney of Executive’s choice that Executive has retained to advise Executive with regard to the negotiation and execution of this term sheet, the employment agreement and all other related agreements; provided, however, that (i) the fees charged by such attorney are computed at such attorney’s standard hourly rates, and (ii) such reimbursement or payment shall not exceed, in the aggregate, $25,000.

RESTRICTIVE COVENANTS
Confidentiality	Perpetual.

Ownership of IP	Work product belongs to the Company.

Non-competition and non-solicitation	1 year non-compete and a 1 year employee and customer non-solicit provision post-termination.

[5]

Fringe benefits, reimbursement of business expenses, indemnification and D&O insurance (which is at least as favorable as the D&O insurance covering ZM) will be addressed in the employment agreement on terms substantially similar to what Executive is currently entitled.

CHOICE OF LAW, VENUE AND SECTION 409A

Choice of Law & Venue	New York law governs employment agreement and disputes will be brought in federal district court located in New York City.

Section 409A	The definitive employment agreement and other arrangements referenced herein will include provisions required to comply with Section 409A of the tax code.